Exhibit 7.1

[STANFORD FINANCIAL GROUP LETTERHEAD]

May 16, 2005

The Board of Directors

Cellstar Corporation

1730 Briarcroft Court

Carrollton, Tecas 75006

Re:                               Proposed Investment in Cellstar Corporation (the “Company”)

Gentlemen:

This letter will confirm the proposal of Stanford Financial Group Company directly, or one of its affiliates, (the “Purchaser”) subject to the terms and conditions contained herein and to the execution and deliver of mutually agreeable definitive documents, to purchase $25 million original principal amount of convertible debentures of Cellstar Corporation (the “Debentures”) and the Series A Preferred Stock of Cellstar Corporation (“Series A Preferred Stock”) for a purchase price of $1,000.

The proposed terms of the Debentures and the Series A Preferred Stock are set forth on the Term Sheet attached to this letter.

Our proposals are subject to, among other conditions to be set forth in the definitive documents, each of the following:

1.                                       Our satisfaction with the financial position, business and prospects of the Company following a due diligence examination of the Company and its subsidiaries, and with the Goldfield Properties, as defined below;

2.                                       The execution and delivery of an intercreditor agreement with the existing senior lenders that will provide for: (a) the subordination of the Debentures to the existing bank financing, and the outstanding 12% Senior Notes of the Company, (b) provide the Debenture holders the rights to cure monetary defaults by purchasing additional series of Debentures from the Company as set forth in the Term Sheet, and (c) provide waivers of non-monetary defaults as requested by the Debenture holders, so that all senior debt is in good standing at the time of the Closing.

3.                                       The election of a majority of the Board of Directors of the Company by the holders of the Series A Preferred Stock.

4.                                       The filing of all periodic filings due as of July 15, 2005, including but not limited to the Form 10-K for the fiscal year ended November 30, 2004 and the Form 10-Q for both fiscal quarters thereafter.

5.                                       The reduction of all severance obligations of the existing officers of the Company to levels acceptable to Stanford following the completion of the due diligence examination.

6.                                       The approval of the permitted uses of the proceeds of the Debentures.

7.                                       Approval of the transactions by the Board of Directors and, as necessary, by the stockholders of the Company.

8.                                       Minimum consolidated tangible net worth of the Company at the time of closing of the transactions of $110 million.

9.                                       No material adverse changes in the business since November 30, 2004.

10.                                 The Debentures shall be guaranteed by Alan H. Goldfield with recourse only to all natural gas properties owned or controlled by him, directly or indirectly (the “Goldfield Assets”).  The Goldfield Assets shall have proven reserves not less than 200% of the original principal amount of the Debentures.  Alan H. Goldfield and the entities that own the Goldfield Assets shall have entered into pledges of the Goldfield Assets in form and content satisfactory to the Purchaser.

11.                                 The issuance of the warrants described in the Term Sheet and the approval by the Company of the assignment by the Purchaser to Alan H. Goldfield of 20% of such warrants.

12.                                 The delivery to the Purchaser of opinions of counsel addressed to the Purchaser in form and content acceptable to the Purchaser.

It is understood that the decision to proceed with, and the final terms of, the definitive agreements will depend on satisfactory results of the Purchaser’s due diligence investigation (including reviews of legal, accounting and operational issues) of the Company’s continuing business prospects and the prevailing securities market conditions at the time of the Closing.  It is anticipated that the due diligence examination will commence immediately and that the closing will be held, or the definitive agreements terminated, on or before July 15, 2005 (the “Closing Date”) unless extended by mutual agreement of the Purchaser and the Company.

The Company hereby represents and warrants that all information furnished to the Purchaser by the Company concerning the Company (excluding forward-looking information, which will be prepared using such reasonable assumptions as are appropriate) shall be true, complete and correct in all material respects when furnished.

Neither the Company, nor any officers, director, employee or agent thereof, will initiate any discussions concerning the sale of the Company’s securities with any person or entity except to the Purchaser prior to July 31, 2005.  In the event the Company, or any officer, director, employee or agent thereof receives an inquiry from any person or entity concerning a possible sale of the Company’s securities, they will promptly inform the Purchaser of such inquiry.

In the event that the Company accepts this proposal but hereafter withdraws from the transaction contemplated hereby, it will pay to the purchaser a break-up fee equal to $1,250,000 upon its determination not to proceed.

Whether or not the issuance and sale of the Debentures is effected, the Company and its parents, affiliates, successors and assigns will indemnify and hold harmless the Purchaser and its officers, directors, employees, attorneys, consultants, agents, servants, parents, affiliates, successors and assigns, jointly and severally (hereinafter collectively “Indemnitee”), from and against any and all losses, claims, damages, liabilities, awards, costs and expenses, including but not limited to attorneys’ fees (hereinafter collectively “Claim” or “Claims”) to which Indemnitee may become subject by virtue of, in connection with, resulting from, or arising out of the proposed purchase of the Debentures or the Series A Preferred Stock.  Without limitation, but in illustration of the foregoing, Claims shall include legal and other expenses, including the cost of any investigation and preparation, incurred by Indemnitee in connection with any pending or threatened Claim by any person or entity, whether or not it results in a loss, damages,  liability or award.  Indemnitee shall be indemnified and held harmless by the Company for any and all Claims whether they arise under contract; foreign, federal, state or local law or ordinance; common law; or otherwise.

The foregoing commitment of the Company will survive any termination of the authorization provided by this letter.

You agree to promptly notify the Purchaser of any assertion against the Purchaser, the Company, or other person of any Claim or the commencement of any action or proceeding relating to the proposed purchase of the debentures or the Series A Preferred Stock.

If the foregoing meets with your approval, we would appreciate your signing both enclosed copies of this letter in the space provided below and returning one of them to us.  In the event we do not receive a copy of this letter evidencing your acceptance and agreement within by the close of business on May 19, 2005, the terms of this letter shall be null and void and of no further force and effect.

Very truly yours,

STANFORD FINANCIAL GROUP COMPANY

	By:	/s/ Daniel Bogar
Daniel Bogar, Senior Managing Director

Accepted and Agreed:

CELLSTAR CORPORATION

By:
Authorized Officer

Date:

Term Sheet

Convertible Debentures

Amount:	$25,000,000

Instrument:	Convertible Debenture

Term:	3 years

Funding:	20% at closing and 20% at 30, 60, 90 and 120 days from closing

Coupon:	8% per annum – payable semiannually in arrears

Fee:	1% plus reimbursement of out-of-pocket expenses

Conversion price:	$4.00 per share, subject to adjustment

Prepayment Option:

In whole, upon 45 days’ prior written notice that the bona fide closing price of Cellstar common stock exceeded $12.00 per share (adjusted equitably for splits or reverse splits) for each of the 30 consecutive trading days prior to the date of such notice.

Warrants:	Warrants to purchase 3,000,000 shares exercisable at $.001 with a 5-year term.

Registration Rights:

The Common Stock into which the Debentures are convertible will be registered for resale as soon as possible after the Closing Date. The Purchaser and the Company will enter into a Registration Rights Agreement providing, among other things, that the Registration Statement will be filed within 30 days from the Closing Date. The Company shall respond appropriately to all SEC comments within ten calendar days of receipt of said comments, and will use its best efforts to cause the Registration Statement to become effective within 180 days from the Closing Date.

Guarantee:

The debentures shall be guaranteed by Al Goldfield with recourse solely to natural gas properties he owns or controls, directly or indirectly, which shall have proven reserves of at least 200% of the amount of the Debentures.

Future Advances:

In the event of a default under any senior debt, the Purchaser shall have the right, but not the obligation, to purchase additional debentures of the Company in an original principal amount up to the amount necessary to cure such default, with interest to accrue at the maximum lawful rate and which shall be convertible at the lesser of: (a) 80% of the trailing twenty day average closing price per share; or (b) $1.00. The Purchaser shall be entitled to pay for such securities by transferring the sums required by the lender to cure such default directly to such lender.

Preferred Stock

Serial Designation:	Series A Preferred Stock

Purchase Price:	$1,000

Dividends:	8% per annum, cumulative

Liquidation Preference:	Senior to any other capital stock, in an amount equal to the original purchase price, plus accrued and unpaid dividends, and participating with the common stock.

Redemption:

The preferred stock will not be redeemable, except upon 45 days’ prior written notice that the bona fide closing price of Cellstar common stock exceeding $12.00 per share (adjusted equitably for splits or reverse splits) for each of the 30 consecutive trading days prior to the date of such notice.

Voting:	The holders will be entitled to elect a majority of the Board of Directors.

The holders will have the right to approve by class vote any transaction not in the ordinary course of business such as a sale of assets, mergers, consolidation, amendment of the Articles or By-laws or other